UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49352

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jeffrey Matthews Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30B Vreeland Park Road - Suite 210
(No. and Street)

Florham Park	NJ	07932
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Cucchia	973-805-6222	scucchia@jeffreymatthews.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hoberman & Lesser CPAs, LLP
(Name – if individual, state last, first, and middle name)

252 W. 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/20/2003	694
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jeffrey Matthews Financial Group, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

[signature]
Notary Public

AMY WARREN
Notary Public of New Jersey
My Commission Expires 5/28/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JEFFREY MATTHEWS FINANCIAL GROUP, LLC

Statement of Financial Condition

December 31, 2022

Jeffrey Matthews Financial Group, LLC
Statement of Financial Condition
December 31, 2022

Contents

HOBERMAN & LESSER
CPAs • ADVISORS • SOLUTIONS

252 West 37th Street, Suite 600 E
New York, NY 10018-6636
212-463-0900
www.hobermanlesser.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
The Jeffrey Matthews Financial Group, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hoberman + Lesser CPA's, LLP

We have served as The Jeffrey Matthews Financial Group, L.L.C.'s auditor since 2014.

New York, New York
March 17, 2023

MGI Worldwide is a network of independent audit, tax, accounting and consulting firms. MGI Worldwide does not provide any services and its member firms are not an international partnership. Each member firm is a separate entity and neither MGI Worldwide nor any member firm accepts responsibility for the activities, work, opinions or services of any other member firm. For more information visit www.mgiworld.com/legal

A member of mgiworldwide

Jeffrey Matthews Financial Group LLC
Statement of Financial Condition
December 31, 2022

Assets	
Cash	$ 201,117
Securities owned, at market value	9,955,072
Accrued interest receivable	124,763
Receivable from clearing organization	216,013
Receivable from registered representatives	90,947
Other receivables	295,852
Secured demand notes collateralized by marketable securities	967,578
Property and equipment - at cost, net	83,659
Clearing deposits	100,000
Right of use lease assets	270,091
Other assets	155,675
Total Assets	$ 12,460,767
Liabilities and Members' Equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 61,082
Payable to clearing organization	6,712,572
Accounts payable and accrued expenses	1,051,469
Payable to affiliate	885,574
Distribution payable	112,022
Lease liability - right of use lease assets	318,736
Total Liabilities	9,141,455
Liabilites subordinated to the claims of general creditors	1,367,578
Commitments and contingencies	
Members' equity	1,951,734
Total Liabilities and Members' Equity	$ 12,460,767

See accompanying notes to the Statement of Financial Condition

1. Organization and Nature of Business

The Jeffrey Matthews Financial Group, LLC (the "Company") is a broker-dealer, primarily acting as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates sales offices in New Jersey, Alabama, Connecticut, Florida, Colorado and Michigan.

As a limited liability company, the members are not liable for the debts, obligations or liabilities of the Company, whether arising from contract, tort or otherwise, unless a member has signed a specific guarantee.

Profits, losses and distributions are allocated amongst the members based on the Company's Limited Liability Company Agreement.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying Statement of Financial Condition has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of the Statement of Financial Condition in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition - The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company.

Revenue is recognized for commission income and trading gains and losses when the Company's performance obligation is satisfied, which is on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

With respect to mutual fund fees, since the value of the clients' investment holdings are needed to determine the revenue earned, revenues are recorded over time, since the performance obligation is not satisfied until the value of the clients' investment holdings is determinable.

The Company earns interest and dividend income from its cash equivalents and securities owned in the period in which the related asset is held. Interest and dividend income is recognized on an accrual basis.

With respect to placement and syndicate fees, revenues are recorded when the performance obligation is satisfied, which occurs when the client's investment is complete and collections are reasonably assured.

2. Summary of Significant Accounting Polices (continued)

Cash - Cash represents cash deposits held at banking institutions.

Investments in Securities – The Company values investments in federal, state, municipal and corporate obligations at fair values determined by third party pricing services that utilize proprietary pricing models. Equities are valued based on quoted market prices. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Depreciation and Amortization – Depreciation of office equipment and furniture is computed utilizing the straight-line method over the estimated useful lives of assets ranging from three to seven years. Leasehold improvements are amortized over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes – The Company is not subject to Federal income taxes. Such taxes, if any, are the responsibility of the members. The members are required to report separately on their income tax returns their distributive share of taxable income or loss of the Company.

However, the Company has elected to be taxed in New Jersey under state provisions instead of passing the responsibility to its members. Each member will receive an allocated portion of the New Jersey tax paid on their behalf. Accordingly, a New Jersey income tax has been provided for in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained on examination by the applicable taxing authority, based on the technical merits of the position.

Government and Other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which requires the Company to maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

3. Investments Measured at Fair Value on a Recurring Basis

Fair Value Hierarchy

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques are fair and consistent, and valuation inputs are supportable. On a monthly basis, the Company engages the services of a third-party independent pricing service to value its securities owned.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

3. Investments Measured at Fair Value on a Recurring Basis (continued)

Municipal bonds and Securities Sold, not yet purchased. The Company uses an independent pricing service to value municipal bonds using recently executed transactions, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds. The Company uses an independent pricing service to value corporate bonds using recently executed transactions of the issuer or comparable issuers, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, corporate bonds are categorized in Level 3 of the fair value hierarchy.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 9,845,387	$ -	$ 9,845,387
Corporate bonds	-	98,793	-	98,793
Other	10,892	-	-	10,892
	$ 10,892	$ 9,944,180	$ -	$ 9,955,072

The carrying amount of the Company's other financial instruments approximates fair value due to the relative short-term nature of such instruments. The Company's other financial assets and financial liabilities have fair values that approximates their carrying values.

4. Market and Counterparty Risk and Uncertainty

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit (counterparty risk) and overall market volatility (market risk). Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts recorded in the Statement of Financial Condition.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

4. Market and Counterparty Risk and Uncertainty (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company from time to time has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

5. Commitments

The Company is obligated under non-cancellable operating leases for office facilities, equipment and autos expiring in various years through 2025. These leases relating to office space are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. As of December 31, 2022, the remaining weighted average lease term for the operating leases is 1.7 years. The weighted average discount rate used was 7.44%. The rate charged was based on 30-day LIBOR plus 6%. Future minimum rental payments for the years ended December 31 are as follows:

	Total	Offices	Other
2023	209,022	147,023	61,999
2024	132,647	111,060	21,587
2025	7,500	-	7,500
Total payments	349,169	258,083	91,086
Less Imputed interest	(30,433)	(16,844)	(13,589)
Lease liability (net present value)	$ 318,736	$ 241,239	$ 77,497

In addition, to the above, the Company also operates at several different branch facilities on a month-to-month basis.

6. Property and Equipment

At December 31, 2022, property and equipment consist of the following:

Office equipment	$ 111,752
Furniture	125,838
Leasehold improvements	159,619
	397,209
Less: Accumulated depreciation and amortization	(313,550)
	$ 83,659

7. Payable to Clearing Organization

Payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 6.25% at December 31, 2022.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2022, the Company had two types of liabilities subordinated to the claims of general creditors. Both of these instruments are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

The first, a group of secured demand note obligations totaling $967,578 are non-interest bearing, payable to the members and other related parties and have maturities as follows:

March 31, 2023	$	672,578
June 30, 2027		295,000
	$	967,578

The Secured Demand Notes maturing on March 31, 2023 automatically renew annually unless otherwise cancelled.

The second is a cash subordinated loan of $400,000, bearing interest based at the Secured Overnight Financing Rate (which was 4.3% on December 31, 2022) plus 2% payable to the Clearing Broker, due on May 26, 2026 and guaranteed by the members. Interest expense paid to the members and the other related parties totaled $10,000.

The subordinated borrowings are covered by agreements approved by FINRA and are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

9. Guarantees

The Company guarantees all the customer margin account balances held by its clearing broker. The Company is responsible for payment to the clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the Clearing Broker as of December 31, 2022 was approximately $7,476,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

10. Related Party Transactions

At December 31, 2022, payables to members totaled $112,022.

Certain clients of the Company are also clients of Jeffrey Matthews Wealth Management, LLC, a registered investment advisor under common control with the Company. A portion of the fees earned by Jeffrey Matthews Wealth Management, LLC ("JMWM") represents compensation to financial advisors of JMWM. In addition, the Company administers and pays the payroll of JMWM for which it is reimbursed. The net payable for payroll and related costs as of December 31 to this affiliate totaled $885,574.

An affiliate owned by the managing member of the Company provides management services to the Company. The amount due the affiliate under the arrangement at December 31, 2022, amounted to $50,000 and is included in accounts payable and accrued expenses in the Statement of Financial Position.

11. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

12. Concentrations of Credit Risk

At December 31, 2022, the investments in securities and receivable from brokers and clearing organizations reflected in the Statement of Financial Condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the year ended December 31, 2022, the bank balances on occasion were in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit and was subject to credit risk.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $1,748,738 which was $1,608,891 in excess of its required net capital of $139,847. The Company's net capital ratio was 1.20 to 1.

14. Subsequent Events

Subsequent events have been evaluated through the date this Statement of Financial Condition was available to be issued for identifying events requiring disclosure or adjustment in this financial statement. No events have been identified which require such disclosure or adjustment.